November 23, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                     Aberdeen Funds

Post-Effective Amendment No. 100 to the Registration Statement Filed on September 25, 2020;

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Vroman-Lee:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey and Jennifer Rogers of Aberdeen Standard Investments Inc. on November 10, 2020.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen Focused U.S. Equity Fund, Aberdeen International Equity Fund and Aberdeen U.S. Multi-Cap Equity Fund, to be renamed the “Aberdeen U.S. Sustainable Leaders Smaller Companies Fund,” “Aberdeen Emerging Markets Sustainable Leaders Fund” and “Aberdeen U.S. Sustainable Leaders Fund,” respectively, effective December 1, 2020 (the “Funds” and each a “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s response to each comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:             Please update all material missing information in a post-effective amendment.

Response:                                        The Registrant will include all material missing information in a post-effective amendment to be filed on or before December 1, 2020 (the “Post-Effective Amendment”).

Comment No. 2:             Please file the fees and expenses table and expense example in your response to Staff comments to provide the opportunity for review since this is material information.

Response:                                        The Funds’ fee tables and expense examples are attached hereto in Appendix A.

Comment No. 3:             In its “Principal Strategies” section, please disclose how each Fund defines ESG sustainability and its specific areas of focus.

Response:                                        The Registrant will add the following disclosure with respect to each Fund toward the end of the third paragraph in each Fund’s Principal Strategies section, prior to the sentence about binary exclusions:

In the overall quality filter, the Adviser seeks to determine whether the company has good growth prospects and a balance sheet that supports expansion. In the ESG-quality filter, the Adviser evaluates the ownership structures, governance and management quality of the companies as well as potential environmental and social risks that the companies may face.

Examples of areas under scope when assessing a company’s ESG quality include the following:

• Board Diversity

• Capital Allocation

• Capital Return

• Carbon Emissions

• Climate Risks

• Corporate Governance

• Corporate Strategy

• Cyber Security

• Deforestation

• Diversity Issues

• Employee Safety

• ESG Disclosures

• Human Rights

• Labor Management

• Market Communication

• Remuneration

• Succession Planning

• Waste Management

• Water Management

In order for a company to be considered an emerging or sustainable leader (that is, to be rated at least a 3 on the Adviser’s ESG-quality rating), at a minimum, ESG risks must be considered as principal business risks, the company must have initiatives in place to address the most material ESG risks facing such company, the company must have some key-performance-indicators/targets related to its most material ESG risks, disclosure must be in line with regulatory requirements, ESG teams must be present, and the company must have good governance  and a track record of treating  minority shareholders fairly as well as only minor or no related party transactions.

Comment No. 4:             In the “Principal Strategies” section, please disclose with respect to each Fund the criteria it uses when determining which issuers it determines to have ESG characteristics consistent with its chosen ESG definition/focus.

Response:                                        Please see the response to Comment No. 3 above.

Comment No. 5:             Does the Adviser use 3rd party data providers? If so, please add disclosure relating to the use of third party data providers in the “Principal Strategies” and “Principal Risks” sections.

Response:                                        The Adviser uses third party data providers (MSCI) in connection with applying binary exclusions to determine which companies to exclude on the front-end of the Adviser’s investment process. The Registrant discloses this fact in the Principal Strategies section of the Fund’s prospectus.

In addition, the Adviser may consider third party data providers’ ratings of individual companies as part of the portfolio management team’s process for evaluating companies for investment. However, the Adviser primarily relies on first-hand on-the-ground research of each company to determine such company’s ESG quality rating, which is a rating developed and assigned by the Adviser, not a third-party data provider. In addition to its substantive research and analysis of each company, the Adviser has its own proprietary quantitative-based house score which may consider third party ratings as one of its inputs.  The quantitative-based house score is generated by a proprietary quantitative model created by the Adviser. The house score may inform part of the portfolio management team’s investment decisions but does not drive any decision whether to buy or sell a stock. Because the Adviser’s reliance on third party data providers’ ratings is limited, it does not believe that it forms part of the Fund’s principal strategies or principal risks, outside of the binary exclusions mentioned above.

The Registrant will add the following after the list of binary exclusions in the “Principal Strategies” section:

In carrying out its assessments of ESG quality, the Adviser’s equity analysts incorporate internal data sources, including a proprietary quantitative house score, external sources (e.g. MSCI reports), thematic expertise from the Adviser’s central ESG team and regional expertise from the Adviser’s on-desk ESG analysts. The Adviser relies heavily on its own in-depth research and analysis over third party ESG ratings.

In addition, the Registrant will add the following under “Fund Details — Additional Information about Principal Strategies”:

In carrying out its assessments of ESG Quality, the Adviser’s equity analysts incorporate internal data sources, including a proprietary quantitative house score, external sources (e.g. MSCI reports), thematic expertise from the Adviser’s central ESG team and regional expertise from the Adviser’s on-desk ESG analysts.  The Adviser relies heavily on its own in-depth research and analysis and on-desk expertise over third party ESG ratings, which are widely used in the market.

The Registrant will also add the following under “Fund Details - Additional Information about Investments, Investment Techniques and Risks - Sustainable Investing Risk”:

In evaluating an issuer, the Adviser utilizes information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices with respect to the environment, social responsibility and corporate governance.

Comment No. 6:             With respect to each Fund, please disclose in the “Principal Strategies” section whether ESG factors will apply to all investments.  In other words, does the Fund intend to invest a portion of its investments in non-ESG investments?

Response:                                        The Fund does not intend, under normal circumstances, to invest in companies that are not considered sustainable leaders in accordance with the Adviser’s criteria.

Comment No. 7:             With respect to Sustainable Investing Risk: If the Fund will exclude certain securities for non-financial reasons that Fund may forego some market opportunity compared to Funds that do not use ESG criteria so please disclose any ESG considerations that may be linked to long-term rather than short-term returns.

Response:                                        The Registrant will amend its “Sustainable Investment Risk” as shown below in a Post-Effective Amendment:

Sustainable Investing Risk — The Fund’s Sustainable Leaders strategy could cause it to perform differently compared to funds that do not have such strategy. ESG considerations may be linked to long-term rather than short-term returns. The criteria related to the Fund’s Sustainable Leaders strategy, including the exclusion of securities of companies that engage in certain business activities, may result in the Fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. In addition, there is a risk that the companies identified as sustainable leaders by the Adviser do not operate as expected when addressing ESG issues. There are significant differences in interpretations of what it means for a company to have positive ESG characteristics. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.

Comment No. 8:             Please disclose, where appropriate, how the Fund will approach ESG proxy issues with respect to its holdings. Alternatively, please explain why the Fund does not believe that such disclosure is required.

Response:                                        The Registrant will add disclosure to the proxy voting policies and procedures section in the Statement of Additional Information noting that the Adviser and Sub-adviser implement voting policies based on proprietary ESG Investment Guidelines when voting the shares of companies held by the Fund.

Comment No. 9:             With respect to the Aberdeen U.S. Sustainable Leaders Smaller Companies Fund, on page 3 of the Fund’s prospectus, please explain how the range of the Russell 2500™ Index aligns with the investment strategy of the Fund as this range includes large cap companies. Generally, small cap companies includes companies smaller than $5 bn.

Response:                                        The Registrant respectfully notes that the Fund intends to invest in “smaller” companies, with “smaller” being a comparative term denoting companies that are considered smaller than large-cap companies. The Fund defines a “smaller company” as one included in the Russell 2500™ Index, which is a third-party index used to measure the performance of small- and mid-capitalization companies. According to FTSE Russell:

The Russell 2500™ Index measures the performance of the small to midcap segment of the US equity universe, commonly referred to as “smid” cap. The Russell 2500™ Index is a subset of the Russell 3000® Index. It includes approximately 2500 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2500™ Index is constructed to provide a comprehensive and unbiased barometer for the small to mid-cap segment. The index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small to mid-cap opportunity set.

Given the Fund’s strategy to invest in “smaller (small- and mid-capitalization) U.S. companies” it believes that defining its market capitalization range based on the Russell 2500™ Index is reasonable.

Comment No. 10:             With respect to the Aberdeen U.S. Sustainable Leaders Smaller Companies Fund, please disclose whether the Fund will invest in emerging markets.

Response:                                        The Fund does not intend to invest in emerging market countries.

Comment No. 11:             With respect to the Aberdeen U.S. Sustainable Leaders Smaller Companies Fund, please disclose any sectors in which the Fund intends to invest if known.

Response:                                        The U.S. Sustainable Leaders Smaller Companies Fund is currently anticipated to hold significant amounts in the information technology sector. “Information Technology Sector Risk” is already included as a Principal Risk under “Sector Risk”.  The Registrant will add the following language to the Principal Investment Strategies section:

“The Fund currently anticipates that it will have significant exposure to the information technology sector.”

The Registrant will make similar changes with respect to the other two Funds as applicable.

Comment No. 12:             We note the Funds’ Principal Risks are disclosed in alphabetical order; please reorder to prioritize the risks that are most likely to affect the Fund’s yield and total return. See ADI-2019-08 regarding improving principal risk disclosure. For example, with respect to the Aberdeen U.S. Sustainable Leaders Smaller Companies Fund, we think that Small Cap Risk and ESG Risk should be first.

Response:                                        The Registrant recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which it discloses its Principal Risks at this time.  The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

In addition, although the Fund is an ESG-focused fund, the Registrant is not of the view that ESG risk is more principal than any other principal risk, such as market risk, for instance. In addition, it is the Adviser’s view that taking ESG factors into account can actually reduce risk rather than enhance it. A whitepaper recently published by Morgan Stanley found that the returns of sustainable funds were in line with comparable traditional funds and that sustainable funds may offer lower market risk.  Morgan Stanley found that there was no statistically significant difference in total returns of sustainable funds compared to traditional funds. In addition, Morgan Stanley found that sustainable funds experienced a 20% smaller downside deviation than traditional funds, which it noted was a consistent and statistically significant finding. Although the Registrant discloses “Sustainable Investing Risk” as a principal risk, it does not necessarily agree that is more likely to affect the Fund’s total return than other principal risks.

Comment No. 13:             With respect to the Aberdeen Emerging Markets Sustainable Leaders Fund, please apply all applicable comments provided for the Aberdeen U.S. Sustainable Leaders Smaller Companies Fund.

Response:                                        The Registrant confirms that it will apply Staff comments across the Funds as applicable.

Comment No. 14:             With respect to the Aberdeen Emerging Markets Sustainable Leaders Fund, please disclose the method by which it determines if a Fund is an emerging market or frontier country — for example, the inclusion of the country in an independent third party list of emerging market countries, such as the World Bank of IMF, or an index provider.

Response:                                        The Registrant respectfully notes that the Fund’s Principal Strategies section includes the following disclosure regarding the method used by the Fund to determine whether a country is an emerging market country:

An emerging market country is any country determined by the Adviser or Subadviser to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. Emerging market countries include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. A company is considered to be an emerging market company if Fund management determines that the company meets one or more of the following criteria:

•                  the company is organized under the laws of, or has its principal office in an emerging market country;

•                  the company has its principal securities trading market in an emerging market country; and/or

•                  the company derives the majority of its annual revenue or earnings or assets from goods produced, sales made or services performed in an emerging market country.

*                    *                     *                     *                    *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine A. Corey

Katherine A. Corey

cc:	Lucia Sitar, Aberdeen Standard Investments Inc.
Stephanie Capistron, Dechert LLP
Thomas Bogle, Dechert LLP

Appendix A

Aberdeen U.S. Sustainable Leaders Smaller Companies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay when you buy and hold shares of the U.S. Sustainable Leaders Smaller Companies  Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Aberdeen Funds. More information about these and other discounts is available from your financial advisor and in the “Reduction and Waiver of Class A Sales Charges” and “Broker-Defined Sales Charge Waiver Policies” sections on pages [39 and 61] of the Fund’s prospectus, respectively, and in the “Additional Information on Purchases and Sales — Waiver of Class A Sales Charges” and “Reduction of Sales Charges” sections on pages [97 and 98] of the Fund’s Statement of Additional Information, respectively. This table does not include the brokerage commissions that you may pay when purchasing or selling Institutional Class shares or Institutional Service Class shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class A Shares		Class C Shares		Class R Shares	Institutional Class Shares	Institutional Service Class Shares
Maximum Sales Charge (Load) imposed upon purchases (as a percentage of offering price)	5.75%		None		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering or sale price, whichever is less)	1.00	%(1)	1.00	%(2)	None	None	None
Small Account Fee(3)	$20		$20		None	$20	$20
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%		0.75%		0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		0.50%	None	None
Other Expenses	1.13%		1.09%		1.07%	1.19%	1.18%
Total Annual Fund Operating Expenses	2.13%		2.84%		2.32%	1.94%	1.93%
Less: Amount of Fee Limitations/Expense Reimbursements(4)	0.89%		0.94%		0.89%	1.04%	0.89%
Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements	1.24%		1.90%		1.43%	0.90%	1.04%

(1)         Unless you are otherwise eligible to purchase Class A shares without a sales charge, a contingent deferred sales charge (CDSC) of up to 1.00% will be charged on Class A shares redeemed within 18 months of purchase if you paid no sales charge on the original purchase and a finder’s fee was paid.

(2)         If you redeem your Class C shares within the first year after you purchase them you must pay a CDSC of 1%; however, the CDSC shall not apply to the purchases of Class C shares where the selling broker-dealer was not paid a commission at the time of purchase.

(3)         Accounts with balances below $1,000 are generally subject to a $5 quarterly fee (with an annual maximum of $20 per account). Shares from such accounts are redeemed each quarter to cover the fee, which is returned to the Fund to offset small account expenses. Under some circumstances, the Fund may waive the quarterly fee.  See the Statement of Additional Information for information about the circumstances under which this fee will not be assessed.

(4)         Aberdeen Funds (the “Trust”) and the Adviser have entered into a written contract limiting operating expenses to 0.90% for all classes of the Fund. This contractual limitation may not be terminated before February 28, 2022 without the approval of the Independent Trustees. This limit excludes certain expenses, including any taxes, interest, brokerage fees, short-sale dividend expenses, Acquired Fund Fees and Expenses, Rule 12b-1 fees, administrative services fees, transfer agent out-of-pocket expenses for Class A shares, Class R shares and Institutional Service Class shares and extraordinary expenses. The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser.

Example

This Example is intended to help you compare the cost of investing in the U.S. Sustainable Leaders Smaller Companies Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. It assumes a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A shares	$694	$1,123	$1,576	$2,829
Class C shares	$293	$791	$1,416	$3,099
Class R shares	$146	$639	$1,159	$2,587
Institutional Class shares	$92	$508	$950	$2,180
Institutional Service Class shares	$106	$520	$959	$2,182

You would pay the following expenses on the same investment if you did not sell your shares:

	1 Year	3 Years	5 Years	10 Years
Class C shares	$193	$791	$1,416	$3,099

Aberdeen Emerging Markets Sustainable Leaders Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay when you buy and hold shares of the Emerging Markets Sustainable Leaders Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Aberdeen Funds. More information about these and other discounts is available from your financial advisor and in the “Reduction and Waiver of Class A Sales Charges” and “Broker-Defined Sales Charge Waiver Policies” sections on pages [39 and 61] of the Fund’s prospectus, respectively, and in the “Additional Information on Purchases and Sales — Waiver of Class A Sales Charges” and “Reduction of Sales Charges” sections on pages [97 and 98] of the Fund’s Statement of Additional Information, respectively. This table does not include the brokerage commissions that you may pay when purchasing or selling Institutional Class shares or Institutional Service Class shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class A Shares		Class C Shares		Class R Shares	Institutional Class Shares	Institutional Service Class Shares
Maximum Sales Charge (Load) imposed upon purchases (as a percentage of offering price)	5.75%		None		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering or sale price, whichever is less)	1.00	%(1)	1.00	%(2)	None	None	None
Small Account Fee(3)	$20		$20		None	$20	$20
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%		0.80%		0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		0.50%	None	None
Other Expenses	0.44%		0.40%		0.44%	0.33%	0.35%
Total Annual Fund Operating Expenses(4)	1.49%		2.20%		1.74%	1.13%	1.15%
Less: Amount of Fee Limitations/Expense Reimbursements(4)	0.00%		0.10%		0.00%	0.03%	0.00%
Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements	1.49%		2.10%		1.74%	1.10%	1.15%

(1)         Unless you are otherwise eligible to purchase Class A shares without a sales charge, a contingent deferred sales charge (CDSC) of up to 1.00% will be charged on Class A shares redeemed within 18 months of purchase if you paid no sales charge on the original purchase and a finder’s fee was paid.

(2)         If you redeem your Class C shares within the first year after you purchase them you must pay a CDSC of 1%; however, the CDSC shall not apply to the purchases of Class C shares where the selling broker-dealer was not paid a commission at the time of purchase.

(3)         Accounts with balances below $1,000 are generally subject to a $5 quarterly fee (with an annual maximum of $20 per account). Shares from such accounts are redeemed each quarter to cover the fee, which is returned to the Fund to offset small account expenses. Under some circumstances, the Fund may waive the quarterly fee.  See the Statement of Additional Information for information about the circumstances under which this fee will not be assessed.

(4)         Aberdeen Funds (the “Trust”) and Aberdeen Standard Investments Inc. (the “Adviser”) have entered into a written contract limiting operating expenses to 1.10% for all classes of the Fund. This contractual limitation may not be terminated before February 28, 2022 without the approval of the Independent Trustees.  This limit excludes certain expenses, including any taxes, interest, brokerage fees, short-sale dividend expenses, Acquired Fund Fees and Expenses, Rule 12b-1 fees, administrative services fees, transfer agent out-of-pocket expenses for Class A shares, Class R shares and Institutional Service Class shares and extraordinary expenses. The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser.

Example

This Example is intended to help you compare the cost of investing in the Emerging Markets Sustainable Leaders Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Emerging Markets Sustainable Leaders Fund for the time periods indicated and then sell all of your shares at the end of those periods. It assumes a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A shares	$718	$1,019	$1,341	$2,252
Class C shares	$313	$679	$1,171	$2,526
Class R shares	$177	$548	$944	$2,052
Institutional Class shares	$112	$356	$619	$1,372
Institutional Service Class shares	$117	$365	$633	$1,398

You would pay the following expenses on the same investment if you did not sell your shares:

	1 Year	3 Years	5 Years	10 Years
Class C shares	$213	$679	$1,171	$2,526

Aberdeen U.S. Sustainable Leaders Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay when you buy and hold shares of the U.S. Sustainable Leaders Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Aberdeen Funds. More information about these and other discounts is available from your financial advisor and in the “Reduction and Waiver of Class A Sales Charges” and “Broker-Defined Sales Charge Waiver Policies” sections on pages [39 and 61] of the Fund’s prospectus, respectively, and in the “Additional Information on Purchases and Sales — Waiver of Class A Sales Charges” and “Reduction of Sales Charges” sections on pages [97 and 98] of the Fund’s Statement of Additional Information, respectively. This table does not include the brokerage commissions that you may pay when purchasing or selling Institutional Class shares or Institutional Service Class shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class A Shares		Class C Shares		Institutional Class Shares	Institutional Service Class Shares
Maximum Sales Charge (Load) imposed upon purchases (as a percentage of offering price)	5.75%		None		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering or sale price, whichever is less)	1.00	%(1)	1.00	%(2)	None	None
Small Account Fee(3)	$20		$20		$20	$20
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%		0.75%		0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		None	None
Other Expenses	0.26%		0.33%		0.26%	0.29%
Total Annual Fund Operating Expenses	1.26%		2.08%		1.01%	1.04%
Less: Amount of Fee Limitations/Expense Reimbursements(4)	0.07%		0.18%		0.11%	0.07%
Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements	1.19%		1.90%		0.90%	0.97%

(1)         Unless you are otherwise eligible to purchase Class A shares without a sales charge, a contingent deferred sales charge (CDSC) of up to 1.00% will be charged on Class A shares redeemed within 18 months of purchase if you paid no sales charge on the original purchase and a finder’s fee was paid.

(2)         If you redeem your Class C shares within the first year after you purchase them you must pay a CDSC of 1%; however, the CDSC shall not apply to the purchases of Class C shares where the selling broker-dealer was not paid a commission at the time of purchase.

(3)         Accounts with balances below $1,000 are generally subject to a $5 quarterly fee (with an annual maximum of $20 per account). Shares from such accounts are redeemed each quarter to cover the fee, which is returned to the Fund to offset small account expenses. Under some circumstances, the Fund may waive the quarterly fee.  See the Statement of Additional Information for information about the circumstances under which this fee will not be assessed.

(4)         Aberdeen Funds (the “Trust”) and Aberdeen Standard Investments Inc. (the “Adviser”) have entered into a written contract limiting operating expenses to 0.90% for all classes of the Fund. This contractual limitation may not be terminated before February 28, 2022 without the approval of the Independent Trustees. This limit excludes certain expenses, including any taxes, interest, brokerage fees, short-sale dividend expenses, Acquired Fund Fees and Expenses, Rule 12b-1 fees, administrative service fees, transfer agent out-of-pocket expenses for Class A shares and Institutional Service Class shares and extraordinary expenses. The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser.

Example

This Example is intended to help you compare the cost of investing in the U.S. Sustainable Leaders Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the U.S. Sustainable Leaders Fund for the time periods indicated and then sell all of your shares at the end of those periods. It assumes a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A shares	$689	$945	$1,221	$2,004
Class C shares	$293	$634	$1,102	$2,396
Institutional Class shares	$92	$311	$547	$1,226
Institutional Service Class shares	$99	$324	$567	$1,265

You would pay the following expenses on the same investment if you did not sell your shares:

	1 Year	3 Years	5 Years	10 Years
Class C shares	$193	$634	$1,102	$2,396